November 17, 2023

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Finance

100 F St NE

Washington, DC 20549

Re:   Atelier Meats Corp.

Offering Statement on Form 1-A

Filed March 13, 2023

CIK No. 0001968237

In response to your letter dated March 21, 2023, we are providing the following responses on behalf of Atelier Meats Corp. (“Atelier” or the “Company”).  In connection herewith, we are filing an amendment to the Offering Circular on Form 1A (“Amended Offering Circular”).

On November 15, 2023 the Company filed with the SEC (via EDGAR) Amendment to Offering Statement on Form 1-A/A (File No. 024-12184) and the accompanying exhibits. This filing contained errors which the Company would like to correct.  We request that you please not review the November 15, 2023 filing and instead refer and review to the Amended Offering Circular filed on November 17, 2023.

Furthermore, the responses in this correspondence and the revisions in the Amended Offering Circular are responsive to the direction provided by the Office of the Chief Accountant.

•     We note that the financial statements as of May 31, 2022 and for the period from incorporation on November 5, 2021 to May 31, 2022 have been audited in accordance with Canadian generally accepted auditing standards.  Please refer to Part F/S (c)(iii) of Form 1-A and revise the filing to include financial statements that have been audited in accordance with either U.S. Generally Accepted Auditing Standards or the standards of the Public Company Accounting Oversight Board (United States). Also, have your auditor include a report that complies with Rule 2-02 of Regulation S-X.

The audited financial statements have been revised and have been prepared in accordance with the Public Company Accounting Oversight Board and the auditor’s report complies with Rule 2-02 of Regulation S-X.

•     We note your disclosure on page 5 and other sections of the filing that the company was incorporated on March 13, 2018.  This appears inconsistent with disclosures in Management’s Discussion and Analysis and your financial statements that indicate that the company was incorporated on November 5, 2021.  Please revise the filing to eliminate this inconsistency throughout, or advise us.

The Company consists of an amalgamation of various entities.  The Company’s predecessor in interest, Future Burger Corp., was incorporated on March 13, 2018.  On May 18, 2022, the

Company incorporated two wholly owned subsidiaries named 1363554 BC Ltd. (“Subco1”) and 1363565 BC Ltd. (“Subco2”) for the purpose of acquiring Triumph Brands Corp. (“Triumph”) and Atelier Meats Corp. (“Atelier”), respectively. On May 31, 2022, Subco2 acquired Triumph (Note 4) and amalgamated with Triumph, and the name was changed to 1365362 BC Ltd. Subsequently, on May 31, 2022, Subco1 acquired Atelier through a three-cornered amalgamation described below under “Reverse takeover”. Immediately upon acquisition, Subco1 amalgamated with Atelier, and the name was changed to 1365359 BC Ltd (“Amalco1”).

On May 31, 2022, the Company acquired all of the issued and outstanding common shares of Amalco1 pursuant to a three- cornered Amalgamation Agreement (the “Transaction”) by issuing 39,937,463 common shares and 14,800,016 share purchase warrants of the Company. As a result of the Transaction, Amalco1 obtained a majority interest of the issued and outstanding shares of the Company, which constituted a reverse takeover acquisition (“RTO”) of the Company by Amalco1 for accounting purposes with Amalco1 being identified as the accounting acquirer, and the Company as the accounting subsidiary. Therefore, Amalco1 is the Company’s ultimate controlling parent company for accounting purposes. See Note 2(b) for basis of presentation of these consolidated financial statements.

•     To the extent that you were incorporated on March 13, 2018, please tell us why it is appropriate to provide financial statements beginning at November 5, 2021.  Tell us how you have complied with the requirements of Part F/S (b)(3)(B) of Form 1-A which require you to include a balance sheet as of the two most recently completed fiscal year ends and an interim balance sheet as of a date no earlier than six months after the most recently completed fiscal year end and statements of comprehensive income, cash flows, and changes in stockholders’ equity for each of these periods.

The financial statements which have been provided include audited financial statements for the Company’s predecessor in interest, Future Burger Corp., for the 2 years ended May 31, 2022 and 2023 and financial statements for the Company from the date of incorporation on November 5, 2021 to May 31, 2022 and the fiscal year ended May 31, 2023.

Thank you for your direction and assistance in this matter.  Please contact me with any additional questions or comments.

Sincerely,

KUNZLER BEAN & ADAMSON, PC

J. Martin Tate, Esq.